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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Time Warner Telecom Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
887319101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

CUSIP No.	887319101	Page	2	of	7

1	NAMES OF REPORTING PERSONS: MSD Capital, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2880190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,763,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,763,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,763,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	887319101	Page	3	of	7

1	NAMES OF REPORTING PERSONS: PT Investments I, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0980804

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,763,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,763,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,763,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	887319101	Page	4	of	7
Item 1(a) Name of Issuer:
Time Warner Telecom Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
10475 Park Meadows Drive
Littleton, Colorado 80124
Item 2(a) Names of Persons Filing:
MSD Capital, L.P.
PT Investments I, L.P.
Item 2(b) Addresses of Principal Business Offices:
MSD Capital, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

PT Investments I, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022
Item 2(c) Citizenship:
MSD Capital, L.P. – Delaware
PT Investments I, L.P. – Delaware
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $0.01 per share
Item 2(e) CUSIP Number:
887319101

CUSIP No.	887319101	Page	5	of	7
Item 3 Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership:
(a)	As of December 31, 2006, PT Investments I, L.P., a Delaware limited partnership (“PT Investments”), was the record and beneficial owner of 4,763,900 shares (the “Shares”) of Class A Common Stock of Time Warner Telecom Inc. MSD Capital, L.P., a Delaware limited partnership (“MSD”), is the general partner of PT Investments, and therefore may be deemed to be the indirect beneficial owner of the Shares. MSD Capital Management LLC is the general partner of MSD.

(b)	Percent of Class: 3.4%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:
                              0
(ii)	shared power to vote or to direct the vote:
                              MSD Capital, L.P. – 4,763,900
                              PT Investments I, L.P. – 4,763,900
(iii)	sole power to dispose or to direct the disposition of:
                              0
(iv)	shared power to dispose or to direct the disposition of:
                              MSD Capital, L.P. – 4,763,900
                              PT Investments I, L.P. – 4,763,900

CUSIP No.	887319101	Page	6	of	7
Item 5 Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6 Ownership of More than 5% on Behalf of Another Person:
Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company             or Control Person:
Not applicable.
Item 8 Identification and Classification of Members of the Group:
Not applicable.
Item 9 Notice of Dissolution of Group:
Not applicable.
Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	887319101	Page	7	of	7

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

MSD CAPITAL, L.P.

By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker Marc R. Lisker
Manager and General Counsel

PT INVESTMENTS I, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated March 27, 2006, entered into by and between MSD Capital, L.P. and PT Investments I, L.P. (Exhibit A to Schedule 13G filed with the Securities and Exchange Commission on March 27, 2006 and incorporated by reference herein).